Exhibit 99.1

The9 Limited Announces Unaudited Financial Information
as of and for the Six Months Ended December 31, 2019

The9 Limited (the “Company”) hereby announces its unaudited consolidated statement of income for the six months ended December 31, 2019 and its unaudited consolidated balance sheet as of December 31, 2019.

THE9 LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME INFORMATION
(Expressed in Renminbi - RMB and US Dollars - US$, except share data)
	Six months ended June 30,	Six months ended December 31,
	2019	2018	2019	2019
	RMB (unaudited)	RMB (unaudited)	RMB (unaudited)	US$ (Note)
Revenues:
Online game services	263,579	6,602,920	39,998	5,745
Other revenues	-	398,058	39,500	5,674
	263,579	7,000,978	79,498	11,419
Sales taxes	(12,252)	(29,206)	10,670	1,533
Total net revenues	251,327	6,971,772	90,168	12,952
Cost of revenues	(115,060)	(8,070,890)	(1,227,206)	(176,277)
Gross profit (loss)	136,267	(1,099,118)	(1,137,038)	(163,325)
Operating (expenses) income:
Product development	(8,658,009)	(12,383,432)	(4,432,521)	(636,692)
Sales and marketing	(852,176)	(809,751)	(1,262,343)	(181,324)
General and administrative	(33,479,081)	(61,566,994)	(80,387,919)	(11,547,002)
Impairment on other long-lived assets	-	-	(34,881,000)	(5,010,342)
Gain on disposal of subsidiaries	1,235,874	197,456	(28,949)	(4,158)
Total operating expenses	(41,753,392)	(74,562,721)	(120,992,732)	(17,379,518)
Other operating income, net	22,680	117,008	7,560	1,086
Loss from operations	(41,594,445)	(75,544,831)	(122,122,210)	(17,541,757)
Impairment on equity investments and available-for-sale investments	-	(1,386,174)	(4,666,128)	(670,247)
Impairment on other investments	-	(7,776,157)	(3,791,039)	(544,549)
Impairment on other advances	-	-	(5,980,788)	(859,086)
Interest (expenses) income, net	(17,193,207)	(53,472,220)	(17,289,773)	(2,483,520)
Gain on disposal of equity investee and available-for-sale investment	694,628	-	-	-
Gain on disposal of other investments	3,000,000	-	10,430,588	1,498,260
Fair value change on warrants liability	(964,594)	(667,617)	2,256,838	324,174
Foreign exchange gain (loss)	2,259,149	(13,706,421)	(7,733,151)	(1,110,798)
Other income, net	5,581,578	1,150,481	3,791,074	544,554
Loss before income tax expense and share of loss in equity method investments	(48,216,891)	(151,402,939)	(145,104,589)	(20,842,969)
Income tax benefit	-	-	-	-
Share of loss in equity method investments	(1,824,878)	(2,665,646)	(1,022,382)	(146,856)
Net loss for the period	(50,041,769)	(154,068,585)	(146,126,971)	(20,989,825)
Net loss attributable to noncontrolling interest	(7,030,290)	(8,812,728)	(6,487,693)	(931,899)
Net loss attributable to redeemable noncontrolling interest	(2,525,192)	(3,157,709)	(2,330,397)	(334,741)
Net loss attributable to The9 Limited	(40,486,287)	(142,098,148)	(137,308,881)	(19,723,185)
Change in redemption value of redeemable noncontrollling interest	(10,497,201)	(18,005,020)	(2,330,397)	(334,741)
Net loss attributable to holders of ordinary shares	(50,983,488)	(160,103,168)	(139,639,278)	(20,057,926)
Other comprehensive loss,net of tax:
Currency translation adjustments	(2,642,951)	(1,012,104)	1,849,420	265,653
Total comprehensive loss	(52,684,720)	(155,080,689)	(144,277,551)	(20,724,172)
Comprehensive loss attributable to:
Noncontrolling interest	(9,063,344)	(20,317,842)	(10,674,774)	(1,533,335)
Redeemable noncontrolling interest	(2,525,192)	(3,157,709)	(2,330,397)	(334,741)
The9 Limited	(41,096,184)	(131,605,138)	(131,272,380)	(18,856,098)
Net loss attributable to holders of ordinary shares per share
- Basic	(0.60)	(2.58)	(1.31)	(0.19)
- Diluted	(0.60)	(2.58)	(1.31)	(0.19)
Weighted average number of shares outstanding
- Basic	84,283,464	62,114,760	106,407,008	106,407,008
- Diluted	84,283,464	62,114,760	106,407,008	106,407,008

Note: The United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB6.9618, representing the noon buying rate on the last trading day of December 2019(December 31, 2019) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

THE9 LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS INFORMATION
(Expressed in Renminbi - RMB and US Dollars - US$)
	As of December 31, 2018	As of December 31, 2019
	RMB	RMB	US$
	(audited)	(unaudited)	(Note)
Assets
Current Assets:
Cash and cash equivalents	4,256,449	10,113,141	1,452,662
Accounts receivable, net of allowance for doubtful accounts of RMB1,149,864 and RMB1,319,331 as of December 31, 2018 and 2019, respectively	592,897	110,437	15,863
Advances to suppliers	15,808,042	11,246,608	1,615,474
Prepayments and other current assets, net of allowance for doubtful accounts of RMB 20,770,928 and RMB 5,343,427 as of December 31, 2018 and 2019, respectively	6,148,787	8,848,534	1,271,012
Amounts due from related parties	6,207,846	758,761	108,989
Assets classified as held-for-sale	-	123,390,350	17,723,915
Total current assets	33,014,021	154,467,831	22,187,915
Investments	45,216,118	10,000,000	1,436,410
Property, equipment and software, net	17,352,445	1,218,521	175,030
Land use rights, net	62,589,656	-	-
Operating lease right-of-use assets	-	9,257,604	1,329,772
Other long-lived assets, net	6,515,200	6,515,200	935,850
Total Assets	164,687,440	181,459,156	26,064,977

Liabilities, Redeemable Noncontrolling Interest and Shareholders' Equity (Deficit)
Current Liabilities:
Short-term borrowings	112,461,383	117,526,089	16,881,566
Accounts payable	38,035,661	38,232,425	5,491,744
Other taxes payable	2,949,082	1,203,644	172,893
Advances from customers	39,631,950	39,527,778	5,677,810
Other advances	-	56,276,200	8,083,570
Amounts due to related parties	71,849,633	74,379,529	10,683,951
Deferred revenue	159,125	-	-
Refund of game points	169,998,682	169,998,682	24,418,783
Warrants	1,490,844	198,600	28,527
Convertible notes	375,257,140	414,127,908	59,485,752
Interest payable	15,298,961	5,371,931	771,630
Accrued expenses and other current liabilities	81,291,306	93,140,843	13,378,845
Current portion of operating lease liabilities	-	3,407,670	489,481
Liabilities directly associated with assets classified as held-for-sale	-	44,691,296	6,419,503
Total current liabilities	908,423,767	1,058,082,595	151,984,055
Non-current portion of operating lease liabilities	-	6,251,705	898,001
Total Liabilities	908,423,767	1,064,334,300	152,882,056

Redeemable Noncontrolling Interest	341,074,539	349,046,548	50,137,400
Shareholders' Equity (Deficit):
Ordinary shares (US$0.01 par value; 91,315,465 and nil shares issued and outstanding as of December 31, 2018 and 2019, respectively)	6,502,658	-	-
Class A ordinary shares (US$0.01 par value; nil and 103,737,691 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	-	7,321,099	1,051,610
Class B ordinary shares (US$0.01 par value; nil and 9,192,011 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	-	648,709	93,181
Additional paid-in capital	2,496,069,065	2,539,552,478	364,783,889
Statutory reserves	28,071,982	28,071,982	4,032,288
Accumulated other comprehensive loss	(9,204,556)	(3,777,952)	(542,669)
Accumulated deficit	(3,233,061,063)	(3,410,856,231)	(489,938,842)
The9 Limited shareholders' deficit	(711,621,914)	(839,039,915)	(120,520,543)
Noncontrolling interest	(373,188,952)	(392,881,777)	(56,433,936)
Total shareholders' deficit	(1,084,810,866)	(1,231,921,692)	(176,954,479)
Total liabilities, redeemable noncontrolling interest and shareholders' equity (deficit)	164,687,440	181,459,156	26,064,977

Note: The United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB6.9618, representing the noon buying rate on the last trading day of December 2019 (December 31, 2019) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

About The9 Limited

The9 Limited is an Internet company based in China listed on Nasdaq in 2004. The9 aims to become a diversified high-tech Internet company.